Exhibit 4.3

PROMISSORY NOTE

Washington, D.C. Dated: May 25, 2018	$20,000.00

For value received, Avant Diagnostics, Inc., (“Borrower”) promises to pay to the order of Black Mountain Equity Partners LLC (the “Lender”) or at any other address Lender hereafter designates to the Borrower, in lawful money of the United States, the sum of TWENTY THOUSAND AND 00/100 DOLLARS ($20,000.00) (the “Principal Sum”) and interest on the unpaid portion of the Principal Sum, as described herein.

Interest shall accrue on the then outstanding principal amount of this Note at a rate of twelve percent (12%) per annum, calculated on the basis of a 360-day year, consisting of twelve 30 calendar day periods, and shall accrue daily commencing on the date hereof until payment in full of the outstanding principal, together with all accrued and unpaid interest has been made. This Promissory Note (this “Note”) shall become due and payable by Lender at any time following the earlier of (i) May 25, 2019 or (ii) an Event of Default (the “Maturity Date”). Any payment pursuant to this Note shall be applied first to interest that has become due pursuant to this Note and remains unpaid and then to the outstanding Principal Sum of this Note.

Commencing on the ninety (90) day anniversary of the date hereof, and continuing on every ninety (90) days thereafter, the Borrower shall redeem the lesser of (i) $5,000 or (ii) the remaining principal balance hereunder that is due and payable under this Note (each, an “Amortization Payment”).

The Borrower shall have the option of paying the Principal Sum to Lender in advance in full or in part at any time and from time to time without premium or penalty; provided, however, that together with such payment in full the Borrower shall pay to Lender all interest and all other amounts owing pursuant to this Note and remaining unpaid.

Upon and at any time and from time to time after the occurrence or existence of an Event of Default, all amounts owing pursuant to this Note shall, at the sole option of Lender and without any notice, demand, presentment or protest of any kind (each of which is waived by Borrower), become immediately due. An “Event of Default” occurs or exists if Borrower (i) shall default in the payment of the Principal Sum or interest payable on this Note, including any Amortization Payment, when and as the same shall become due and payable, whether at maturity or by acceleration or otherwise and such default shall continue unremedied for five (5) business days or (ii) has any receiver, trustee, liquidator, sequestrator or custodian of Borrower or any of Borrower’s assets appointed (whether with or without Borrower’s consent), makes any assignment for the benefit of creditors or commences or has commenced against Borrower any case or other proceeding pursuant to any bankruptcy or insolvency statute, regulation or other law of the United States of America or of any state or territory thereof or of any foreign jurisdiction or any other statute, regulation or other law relating to the relief of debtors, to the readjustment, composition or extension of indebtedness, to liquidation or to reorganization or any formal or informal proceeding for the dissolution, liquidation or winding up of the affairs of, or the settlement of claims against Borrower.

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In no event shall interest pursuant to this Note be payable at a rate in excess of the maximum rate permitted by applicable law and solely to the extent necessary to result in such interest not being payable at a rate in excess of such maximum rate, any amount that would be treated as part of such interest under a final judicial interpretation of applicable law shall be deemed to have been a mistake and automatically canceled, and, if received by Lender, shall be refunded to the Borrower, it being the intention of Lender and of the Borrower that such interest not be payable at a rate in excess of such maximum rate.

This Note shall be governed by and construed, interpreted and enforced in accordance with the internal law of the State of NEW YORK, without regard to principles of conflict of laws. The Borrower hereby irrevocably consents to the jurisdiction of the courts located in NEW YORK COUNTY in the State of NEW YORK in connection with any action or proceeding arising out of or relating to this Note.

This Note shall be binding upon the successors, endorsees or assigns of the Borrower and inure to the benefit of the Lender, its successors, endorsees and assigns. The Borrower may not delegate any of its obligations, or assign any of its rights, under this Note without the prior written consent of the Lender.

This Note shall not be extended or modified orally.

If any term or provision of this Note shall be held invalid, illegal or unenforceable, the validity of all other terms and provisions hereof shall in no way be affected thereby.

All rights and remedies available to Lender pursuant to the provisions of applicable law and otherwise are cumulative, not exclusive and enforceable alternatively, successively and/or concurrently after default by Borrower pursuant to the provisions of this Note. No delay or failure on the part of Lender in exercising any right, privilege or option hereunder shall operate as a waiver thereof or of any event of default, nor shall any single or partial exercise of any such right, privilege or option preclude any further exercise thereof, or the exercise of any other right, privilege or option.

Upon the satisfaction of the payment of the Principal Amount of this Note, Lender hereby releases and discharges Borrower from any and all claims, demands, liabilities, suits or damages, whether known or unknown, of any type or nature, whether past, present, or future, including, but not limited to those claims arising from or in any way related to the Note.

AVANT DIAGNOSTICS, INC.

By:	/s/ Scott VanderMeer
Name:	Scott VanderMeer
Title:	Interim Chief Financial Officer

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